UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
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Date of Report (Date of earliest event reported): December 20, 2011

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Initial Depositor
(Exact name of Registrant as specified in its charter)

Semiconductor HOLDRS (SM) Trust
[Issuer with respect to the receipts]

Delaware (State or other jurisdiction of incorporation)	001-15855 Commission File Number	13-5674085 (I.R.S. Employer Identification No.)
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One Bryant Park
New York, New York 10036
(Address of principal executive offices and zip code)

(212) 449-1000
(Registrant’s telephone number, including area code)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                Other Events

1. Termination

On November 10, 2011, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Depositor, gave notice to The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), of its decision to early terminate the Semiconductor HOLDRS Trust effective on the closing date of the Asset Purchase Agreement dated August 11, 2011 between Merrill Lynch & Co., Inc. and Van Eck Associates Corporation (“Van Eck” and the “Agreement”).  Such notice notified the Trustee that the closing under the Agreement (the “Closing”) will constitute a termination under the Depositary Trust Agreement dated April 24, 2000, as amended by Amendment No. 1 dated as of August 11, 2011 (as so amended, the “Depositary Trust Agreement”), governing the Semiconductor HOLDRS Trust.  The Closing occurred on December 20, 2011, and such date  is referred to as the “Termination Date.”

Effect of Termination of the Semiconductor HOLDRS Trust

The following sequence of events will take place following the termination.  After the termination, the Semiconductor HOLDRS Trust will liquidate in accordance with its Depositary Trust Agreement.  Under that agreement:

•	No new Semiconductor HOLDRS will be issued.
•
Trading of Semiconductor HOLDRS on Arca will be permanently suspended after the close of trading on the Termination Date.  Semiconductor HOLDRS will not be listed for trading on any other securities exchange.

•
During the period following the Termination Date in which the Trustee holds the underlying securities, owners of Semiconductor HOLDRS will have the right to withdraw the underlying securities evidenced by their Semiconductor HOLDRS, together with any dividends or other distributions or net proceeds from the sale of any rights or other property received with respect thereto, by delivering a round-lot or an integral multiple of a round lot of Semiconductor HOLDRS to the Trustee and paying the applicable taxes, other charges (if any) and Trustee’s fees.  The Trustee has advised that the fee will be up to $10.00 for each round-lot of 100 Semiconductor HOLDRS or portion thereof.

•
The Trustee will discontinue the registration of transfers of Semiconductor HOLDRS, suspend the distribution of dividends or other distribution to owners thereof, and will not give any further notices.

•
After a period of twelve (12) months following the Termination Date, the Trustee has the right to sell the underlying securities then held by the Semiconductor HOLDRS Trust and, when exercised, will thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the owners of Semiconductor HOLDRS that have not theretofore been surrendered.  At such time owners of outstanding Semiconductor HOLDRS will become general creditors of the Trustee with respect to such net proceeds.

Item 9.01                Financial Statements and Exhibits

(d)           Exhibits

99.1	Semiconductor HOLDRS Trust Prospectus Supplement dated December 20, 2011, to Prospectus dated March 15, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Date: December 20, 2011	By:	/s/ Liam B. O’Neil
	Name:	Liam B. O’Neil
	Title:	Managing Director

EXHIBIT INDEX

Number and Description of Exhibit

(99.1)	Semiconductor HOLDRS Trust Prospectus Supplement dated December 20, 2011 to Prospectus dated March 15, 2011.